UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42288

Cuprina Holdings (Cayman) Limited

(Registrant’s Name)

c/o Blk 1090 Lower Delta Road #06-08

Singapore 169201

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement.

On April 9, 2025, Cuprina Holdings (Cayman) Limited (the “Company”) entered into an underwriting agreement, substantially in the form attached as Exhibit 10.1 hereto and incorporated herein by reference, with R. F. Lafferty & Co., Inc. as the representative of several underwriters named thereof, in connection with its initial public offering (“IPO”) of 3,000,000 class A ordinary shares, par value $0.001 per share (the “Class A Ordinary Shares”) at a price of $4.00 per share. The Company’s Registration Statement on Form F-1 (File No. 333-283643) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 6, 2024 (as amended, the “Registration Statement”) was declared effective by the Commission on March 31, 2025.

Other Events.

On April 10, 2025, the Company issued a press release announcing the pricing of the IPO, and on April 11, 2025, the Company issued a press release announcing the closing of the IPO, copies of which are attached as Exhibit 99.1 and Exhibit 99.2 to this Current Report on Form 6-K.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
4.1	Form of Representatives’ Warrants.
10.1	Underwriting Agreement, dated April 9, 2025, by and between the Company and R. F. Lafferty & Co., Inc.
99.1	Press Release on pricing, dated April 10, 2025.
99.2	Press Release on closing, dated April 11, 2025.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cuprina Holdings (Cayman) Limited

By:	/s/ David Quek Yong Qi
Name:	David Quek Yong Qi
Title:	Director and Chief Executive Officer

Date: April 11, 2025